Exhibit 99.(a)(1)(U)

Re:   URGENT, PLEASE READ: Synopsys Discounted Option Amendment Program ending soon; Final Employee Meeting Scheduled

Dear Eligible Optionee:

The Synopsys Discounted Option Amendment Program, ends at 11:59 p.m. Pacific Time, on Thursday, May 3, 2007. According to our records you have not yet made an election regarding your discounted options on the Mellon web site at https://www.corp-action.net/synopsys. You should have received your PIN in an email from optionsamendment@synopsys.com on Friday, March 23rd.

Synopsys has scheduled one final meeting at which a presentation about the Program will be made and where you can ask questions about the Program. The meeting will be simultaneously webcast for those who cannot attend in person. The meeting date, time and location is listed below. To register, please go to the following link: http://wwwin.synopsys.com/orgdirs/hr/benefits/events/.  Specific log-in instructions will be provided with your email confirmation.  Registration is limited to 250 participants. Registration deadline for webcast access is Tuesday, April 24 at 6:00 pm (PDT).

Date	Time	Location
Wednesday, April 25	3:00 -4:00 p.m. (PDT)	US02 - 21.104A Von Neumann Conference Room, Sunnyvale

If you do not make an election on or before 11:59 p.m. Pacific Time on May 3, 2007, your Eligible Options will not be amended. In such a case:

(1)	you will not be able to avail yourself of this solution to avoid the Section 409A taxes on your Eligible Option,

(2)	Synopsys will report any vesting and exercises of your Eligible Options to the appropriate taxing authorities and make any applicable tax withholding as required by law, and

(3)

you will be personally responsible for the amount of any and all taxes due in respect of your Eligible Option(s), including taxes imposed under Section 409A as a result of any exercises of Eligible Options after February 5, 2007.

Whether or not you choose to accept or not to accept our offer to amend your Eligible Options, you are strongly encouraged to consult with your own tax advisors prior to making such decision in order to discuss the tax consequences of any such choice.

Please do not reply to this automated e-mail message. If you have a question or if you need to have your PIN resent, please call Mellon at the number listed below.

Customer Service Representatives are available Monday through Friday

From 9:00 a.m. to 7:00 p.m., Eastern Time

1-866-210-7111 (calls placed within the United States)

1-201-680-6811 (calls placed from international locations)

Due to SEC regulations, we are unable to provide additional information beyond that which is filed with the SEC and available on Mellon’s website.